NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON
JUNE 16, 2015

DATED May 11, 2015

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211 (Collect)
Email: assistance@laurelhill.com

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting (the "Meeting") of the shareholders of Leading Brands, Inc. (the "Company") will be held on Tuesday, June 16, 2015 at the Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.	to receive the financial statements and the Auditors' Report for the fiscal year ended February 28, 2015;

2.	to appoint auditors and to authorize the directors to fix the auditors' remuneration;

3.	to elect directors;

4.	to approve the renewal of the Company's Shareholder Rights Plan; and

5.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, form of proxy and annual audited financial statements for the fiscal year ended February 28, 2015. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

You are entitled to vote at the meeting if you owned shares of the Company at the close of business on May 11, 2015 (the "Record Date"). You will not be entitled to vote if you became a shareholder after the Record Date.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided in that form.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and send it to Computershare Investor Services Inc. ("Computershare") in accordance with the instructions provided in that form.

You may also vote by telephone or internet. Further voting instructions are available in the Information Circular.

Completed forms of proxies must be received by Computershare at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, the 11th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/Ralph McRae/

Ralph D. McRae,
Chairman and Chief Executive Officer

INFORMATION CIRCULAR

LEADING BRANDS, INC.
33 West 8th Avenue – Unit 101
Vancouver, British Columbia
Canada V5Y 1M8
www.LBIX.com

(all information as at May 11, 2015 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in Canadian dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation. The Company has also retained the services of Laurel Hill Advisory Group to assist in connection with the Company’s communications with shareholders and solicitation of proxies. The anticipated cost of these services is $75,000 plus reasonable out-of-pocket expenses.

Appointment of Proxies

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The individuals named in the accompanying form of proxy are directors or officers of the Company (the "Management Proxyholders").

A Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person's name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. Where no choice has been specified by the Shareholder, and where one of the Management Proxyholders is appointed by the Shareholder as proxyholder, such person will vote in favour of all matters referred to in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON Canada M5J 2Y1, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (8683). Internet voting can be completed at www.investorvote.com.

Notice-and-Access

The Company is not sending copies of the Notice of Meeting, this Information Circular, the form of proxy and other materials (collectively, the "Meeting Materials") to Shareholders using "notice-and-access", as defined under Canada's National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a nominee or intermediary such as a brokerage firm through which they purchased the Shares; banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agencies such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your Shares through a Nominee, you are likely a Non-Registered Shareholder, and will need to follow the procedures outlined in the request for voting instructions sent by the Nominee. These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Nominee (through their service providers). In accordance with the requirements of NI 54-101 (Canada), the Company has distributed copies of the Meeting Materials to the clearing agencies and Nominees for onward distribution to Non-Registered Shareholders.

The Meeting Materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated in a timely manner and in accordance with the instructions provided by their Nominee. Applicable regulatory rules require Nominees to seek voting instructions from Non-Registered Shareholders in advance of meetings of shareholders. Every Nominee has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. The majority of nominees now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation in Canada and its counterpart in the United States ("Broadridge").

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form. Non-Registered Shareholders should carefully follow the instructions of their Nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.

There are two kinds of Non-Registered Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non objecting beneficial owners or "NOBOs". The Company may utilize the Broadridge QuickVote™ service to assist Non-Registered Shareholders that are NOBOs with voting their Shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

The Company has elected to send the Meeting Materials directly to NOBOs. The Company intends to pay for Nominees to deliver the Meeting Materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder's attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of a director or the appointment of auditors. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 Shares and 20,000,000 preferred shares, issuable in series, of which 2,900,542 Shares (and no preferred shares) are issued and outstanding as of May 11, 2015. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on May 11, 2015 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held.

To the best of the knowledge of the directors and executive officers of the Company, as of May 11, 2015, the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Issued Capital
R. Thomas Gaglardi/ Northland Properties Corporation(1)	419,125	14.4%

(1)	Northland Properties Corporation is a company affiliated with R. Thomas Gaglardi, a director of the Company. 404,125 of Mr. Gaglardi's Shares are held by Northland Properties Corporation.

Election of Directors

The Company's board of directors (the "Board of Directors" or the "Board") is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election, subject to Board approval.

The term of office of Stephen K. Fane and R. Thomas Gaglardi, the Class III directors, will expire at the conclusion of the Meeting. The terms of office of the directors in Classes I and II expire at the 2016 and 2017 annual meetings, respectively.

The persons named below will be presented for election at the Meeting as management's nominees to the Board. Unless instructed otherwise, the proxies given pursuant to this solicitation will be voted for the election of the nominees herein listed.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of Shares beneficially owned, or controlled or directed, directly or indirectly, by the nominees.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Stephen K. Fane, FCA (3) Director British Columbia, Canada	Mr. Fane is President of New Century Holdings Ltd. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006. He is a former partner in a predecessor firm to PricewaterhouseCoopers Inc. A graduate of the University of British Columbia, he became a Chartered Accountant in 1972 and was elected a Fellow of the Institute of Chartered Accountants in 1997.	October 2007	At the 2015 Annual General Meeting ("AGM")	0
R. Thomas Gaglardi Director British Columbia, Canada	President, Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie's Restaurants, LP, Shark Clubs of Canada, Inc. and Denny's Restaurants of Canada.	October 1998	At the 2015 AGM	419,125 (4)

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
James Corbett(3) Director British Columbia, Canada	Founder and President of Canadian Outback Adventures. Trained as a Chartered Accountant. Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.	June 2008	At the 2017 AGM	10,000
Darryl R. Eddy(3) Director British Columbia, Canada	Mr. Eddy has been a director of the Company since July 2009. He is also a director of various other public and private corporations. Mr. Eddy is a retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.	July 2009	At the 2016 AGM	89,834

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Served as Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996. Mr. McRae is also a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Surrey, British Columbia. He is a member of the Bar of British Columbia, and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia.	March 1996	At the 2016 AGM	185,626

(1)	Each of the persons named above has held the principal occupation, business or employment indicated for at least five years, except as set forth otherwise above.

(2)

The information as to province and country of residence, principal occupation and number of Shares beneficially owned, controlled or directed, directly or indirectly, by the persons above is not within the knowledge of management of the Company and has been furnished by the individuals listed.

(3)

Member of the Company's Audit Committee, Nominating and Corporate Governance Committee, and Independent Special Committee, each of whom is independent as defined in Canadian and US securities legislation.

(4)	404,125 of these Shares are held by Northland Properties Corporation, a company affiliated with Mr. Gaglardi.

Except as set out below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order"); or

ii)

was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stephen K. Fane, a director of the Company, was the Executive Chair and a director of Alterrus Systems Inc., which filed for bankruptcy on January 21, 2014.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Executive Compensation

Compensation Discussion and Analysis

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the Shareholders in the sustained growth of shareholder value.

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

•	promote an ownership mentality among key leadership and the Board of Directors;

•	enhance the overall performance of the Company; and

•	recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices. While the Board of Directors does not formally analyse risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company beginning on February 28, 2010 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return

	Feb. 28 2010	Feb. 28 2011	Feb. 29 2012	Feb. 28 2013	Feb. 28 2014	Feb. 28 2015
LBIX PRICE (US$)	$1.76	$3.35	$3.80	$3.69	$4.03	$3.34
NASDAQ INDEX	2273.57	2782.27	2986.76	3160.19	4308.12	4963.53

Effective June 1, 2015, the compensation of the Company's Chairman, President and Chief Executive Officer was reduced by 31.4% over prior years. In 2013, the compensation of the Company's Executive Vice President was reduced by approximately 40% over prior years. Otherwise, the Named Executive Officer compensation over this period has remained relatively static although the Company's share price has recovered steadily from 2009 lows.

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of Shares of the Company are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Compensation Governance

Please see the sections above titled "Base Compensation", "Short-Term Incentives", and "Long Term Incentives" for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of

(a)

each individual who acted as the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)

each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae Chairman, President and CEO	2015 2014 2013	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	528,000(2)(7) 84,000(3)(7) 6,947(4)(7) 528,000(2) 84,000(3) 14,370(4) 528,000(2) 84,000(3)	618,947 626,370 612,000
Fei Xu Corporate Controller and Principal Financial Officer	2015 2014 2013	92,018 94,196 82,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	92,018 94,196 82,000

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share-based awards ($)	Option-Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Dave Read Executive Vice President	2015 2014 2013	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	150,030(5) 150,000(5) 271,400(5)	150,030 150,000 271,400
Sinan ALZubaidi Vice President of Bottling Operations	2015 2014 2013	159,778 167,801 168,610	nil nil nil	nil nil nil	33,500 33,500 28,917	nil nil nil	7,438(6) nil nil	200,716 201,301 197,527

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2013, 2014, and 2015 fiscal years. The estimated fair value of the stock options granted was determined using the Black- Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)	McRae Ventures, Inc., a company of which Mr. McRae is also a director, received $528,000 for consulting services provided by Mr. McRae.

(3)	BBI Holdings Inc., a company of which Mr. McRae is also a director, receives $7,000 per month for consulting services provided by Mr. McRae.

(4)	This amount represents payments for medical benefits.

(5)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.

(6)	This amount represents payments for car allowance and medical benefits.

(7)

Effective June 1, 2015 the contractual arrangements between Mr. McRae, McRae Ventures, Inc., BBI Holdings Inc. and the Company will end and be replaced with one executive employment agreement between Mr. McRae, the Company and Leading Brands of Canada, Inc. providing for an aggregate salary of $420,000 per annum, which represents a reduction of Mr. McRae's salary of 31.4% over prior years.

The Company does not have formal employment or consulting agreements other than an executive employment agreement with its Chairman, President and CEO, Ralph McRae, effective June 1, 2015. Effective that date, all executives are paid as employees of the Company with the exception of Mr. Read, who invoices the Company for his services.

Outstanding Option-Based Awards for Named Executive Officers

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Ralph McRae	20,000 245,000	3.00 2.45	June 26, 2018 June 1, 2020	6,800 218,050

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($USD )
Fei Xu	2,000 2,000	6.20 2.45	April 4, 2018 June 1, 2020	nil 1,780
Dave Read	20,000 100,000	7.10 2.45	January 10, 2018 June 1, 2020	nil 89,000
Sinan ALZubaidi	1,367 5,000	5.35 6.20	January 11, 2016 April 4, 2018	nil nil

(1)

This amount is calculated based on the difference between the market value of the Shares underlying the options at the end of the most recently completed fiscal year, which was USD$3.34, and the exercise or base price of the option. The Shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.25.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

Option Exercises During the Most Recently Completed Fiscal Year

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($USD)
Sinan ALZubaidi	28,553	45,158

(1)	Based on the difference between the option exercise price and the closing market price of the Shares on the date of exercise.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	nil
Fei Xu	nil
Dave Read	nil
Sinan ALZubaidi	nil

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date. In the Company's fiscal year ended February 28, 2015, 28,553 stock options were exercised by the Named Executive Officers.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and below titled "Outstanding Option-Based Awards for Directors".

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The executive employment agreement between the Company, Leading Brands of Canada Inc. and Ralph McRae (the "Executive"), effective June 1, 2015 (the "Agreement") provides for a severance payment to the Executive in the event of termination by the Executive for Good Reason (as defined below) or termination by the Company without cause. "Good Reason" means (i) a material diminution of the Executive's title, authority, status, duties or responsibilities; (ii) any reduction of the salary of the Executive; (iii) a material breach by the Company of the Agreement; (iv) a relocation of the principal place of work outside the City of Vancouver; (v) a Change of Control (as defined below); (vi) the Executive ceasing to be the chairperson of the Board of Directors for any reason other than his own voluntary resignation; (vii) the Executive ceasing to be a director of the Company or Leading Brands of Canada, Inc. for any reason other than his own voluntary resignation; or (viii) any other change that would constitute a “constructive dismissal” at common law. "Change of Control" means the occurrence of any of the following events: (i) the acquisition, whether directly or indirectly, by any person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia)), of voting securities of the Company which, together with all other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company; (ii) an amalgamation, arrangement or other form of business combination of the Company with another person or company which results in the holders of securities of that other person or company holding, directly or indirectly, in the aggregate, more than 50% of all outstanding voting securities of the combined entity resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the assets of the Company to another person or company, other than to a subsidiary of the Company; or (iv) less than a majority of the Board of Directors being composed of Continuing Directors. "Continuing Director" means any individual who either: (i) is a director of the Company as of the Agreement; or (ii) becomes a director after the date of the Agreement after having been appointed or recommended for election by at least a majority of the Continuing Directors in office at the time of such appointment or election. In the event of termination by the Executive for Good Reason or by the Company without cause, the Executive is entitled to be paid $900,000 less statutory withholdings within 10 days following the date of termination and to the continuation of the Executive's benefits under the Agreement for 18 months, or, at the Executive's request, a lump sum payment equal to the projected cost of maintaining such benefits.

Assuming the Agreement had been in force and a triggering event took place on the last business day of the Company’s most recently completed financial year, the Executive would have been entitled to estimated incremental payments, payables and benefits totalling the same amount.

Other than the Agreement, the Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer's responsibilities.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each Board meeting and committee meeting attended. Directors who are also executives of the Company do not receive director's fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
James Corbett	20,500	nil	nil	nil	nil	20,500
Darryl Eddy	20,500	nil	nil	nil	nil	20,500
Stephen Fane	21,500	nil	nil	nil	nil	21,500
R. Thomas Gaglardi	8,000	nil	nil	nil	nil	8,000

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed fiscal year, including awards granted before the most recently completed fiscal year, to each of the directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($USD)
James Corbett	20,000	3.00	June 26, 2018	6,800

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($USD)
	10,000 50,000	3.50 2.45	Sept. 28, 2019 June 1, 2020	nil 44,500
Darryl Eddy	10,000 50,000	3.50 2.45	Sept. 28, 2019 June 1, 2020	nil 44,500
Stephen Fane	10,000 20,000 10,000 50,000	15.75 3.00 3.50 2.45	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019 June 1, 2020	nil 6,800 nil 44,500
R. Thomas Gaglardi	20,000 10,000 50,000	3.00 3.50 2.45	June 26, 2018 Sept. 28, 2019 June 1, 2020	6,800 nil 44,500

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed fiscal year, which was USD$3.34, and the exercise price of the option. The Company's shares are traded on the Nasdaq Capital Market in U.S. dollars. The effective exchange rate to convert from U.S. dollars to Canadian dollars at the end of the fiscal year was US$1 = CAD$1.25.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed fiscal year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	nil
Darryl Eddy	nil
Stephen Fane	nil
R. Thomas Gaglardi	nil

(1)

This amount is the dollar value that would have been realized as computed by obtaining the difference between the market price of the underlying Shares at exercise and the exercise or base price of the options under the option-based award on the vesting date. The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting referred to in the table above.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying Shares on a selected exercise date. In the Company's fiscal year ended February 28, 2015, no stock options were exercised by directors.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase Shares. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. The following table sets out information regarding equity securities of the Company as of February 28, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($USD) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity securities approved by shareholders	733,466	-	n/a
Equity securities not approved by shareholders (1)	123,301	-	n/a
Total	856,767	2.98	n/a

(1)	Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Board of Directors. There is no requirement for shareholder approval.

Indebtedness of Directors and Executive Officers

As of May11, 2015, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, except as disclosed herein, no informed person (as defined in National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators) of the Company, nominee for election as a director, or any associate or affiliate of any informed person or nominee, has or has had any material interest, direct or indirect, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Appointment of Auditor

BDO Canada LLP, Chartered Accountants, has served as the independent auditor of the Company since 2001. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Canada LLP, Chartered Accountants as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Management Contracts

Management functions of the Company are performed by the directors or executive officers. The Company's Executive Vice President, Dave Read, performs these services as a contractor to the Company, as disclosed under the section above, titled "Executive Compensation".

Corporate Governance

National Policy 58-201, Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Three of the five current directors (James Corbett, Darryl R. Eddy and Stephen K. Fane) are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he has beneficial ownership of more than 10% of the Shares of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

♦	review the Company's strategies and their implementation in all key areas of the Company's activities; and

♦	identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent directors. During the year ended February 28, 2015, four (4) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Darryl Eddy	ComWest Enterprise Corp.

Participation of Directors in Board Meetings

In the fiscal year ended February 28, 2015, six (6) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett	6
Darryl Eddy	4
R. Thomas Gaglardi	4
Stephen Fane	6
Ralph McRae	6

Board Mandate

The Board has adopted a written mandate, a copy of which was filed as Schedule "B" to the Company's information circular dated May 25, 2006 on SEDAR at www.sedar.com on May 30, 2006, which mandate is incorporated by reference in this Information Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chairman of the Board and Committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chairman of the Board includes leading the Board and organizing the Board to achieve the goals of the Company; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to the Company's business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors, and its committees, and the Company's operations, and are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of the Company's corporate governance policies, the Board mandate, the committee charters, the Company's business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's corporate headquarters and operations. Board members have full access to the Company's records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting the Company, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.SEDAR.com on May 30, 2005 and is incorporated by reference in this Information Circular. Copies will be provided at no charge upon request to the Company at 33 W. 8th Avenue, Unit 101, Vancouver, British Columbia, Canada V5Y 1M8, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company to date, pertaining to any conduct of a director or executive officer, that constitutes a departure from the Code.

Additionally, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and officers of the Company are part of the Company's orientation and continuing education process.

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the three independent directors (James Corbett, Darryl R. Eddy and Stephen K. Fane).

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company’s corporate governance practices and policies and make recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to the Company. Other members of the Board and representatives of the food and beverage industry are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board’s duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company's Audit Committee is contained in the Company's Form 20-F (the "AIF") filed May 13, 2015 on SEDAR. A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Other Matters to be Acted Upon

Renewal of Shareholder Rights Plan

At the annual and special general meeting of shareholders of the Company held on June 30, 2010, the shareholders of the Company approved an amended and restated shareholder rights plan (the "Rights Plan") which replaced an earlier shareholder rights plan adopted by the Company. The terms of the Rights Plan are set out in an agreement (the "Rights Plan Agreement") between the Company and Computershare Trust Company of Canada (the "Rights Agent"). Under the Rights Plan, share purchase rights (the "Rights") will be issued to holders of Shares at the rate of one Right for each Share outstanding. The Rights Plan is similar to plans adopted by several other Canadian companies and approved by their shareholders. The Rights Plan will expire at the termination of the Company's annual general meeting of Shareholders for 2015 (or such earlier termination as provided for therein).

Management is proposing that the Rights Plan be extended for five years until the termination of the Company's annual general meeting for 2020, and be updated to reflect proposed changes in legislation and certain administrative matters required by the Rights Agent. The renewal of the Rights Plan is not effective unless and until an amended and restated rights plan agreement (the "Amended Rights Plan Agreement") is approved by shareholders of the Company by ordinary resolution at the Meeting.

A copy of the Amended Rights Plan Agreement will be available at the Meeting and may be obtained by Shareholders upon request prior to the Meeting.

The Board of Directors confirmed and approved the terms of the Amended Rights Plan Agreement, which are not substantially different from the terms of the Rights Plan Agreement.

Purpose of the Rights Plan

The Rights Plan is designed to protect Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all Shareholders equally or fairly, or provide all Shareholders an equal opportunity to share in the premium paid on an acquisition of control. The Rights Plan provides management and the Board of Directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all Shareholders.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as described below) or on terms approved by the Board of Directors. The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the Board of Directors do not impair the right of Shareholders to receive, review and accept or decline take-over bids. The Rights Plan is designed to afford the Board of Directors the opportunity to present to the Shareholders a detailed analysis of a bid and additional time to seek out and consider alternatives.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the Board of Directors to make an offer on terms that the Board considers fair to all Shareholders. In such circumstances, the Board of Directors may waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the Board of Directors of its fiduciary duty to act in the best interests of all Shareholders, and does not prevent a take-over bid, merger or other business combination that the Board of Directors, in the exercise of its fiduciary duty, determines to be in the best interests of the Company and its Shareholders. Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable securities laws to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. The implementation or renewal of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of Rights does not dilute the equity or voting interests of existing Shareholders and should not interfere with equity or debt financing by the Company.

The Board of Directors understands that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company, other than through a Permitted Bid or on terms approved by the Board of Directors. The Board of Directors has carefully considered these matters, but has concluded that they do not justify denying Shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the Board of Directors that are in the best interests of the Company and to protect the Shareholders against coercive bids that do not represent fair value.

Background

Renewal of the Rights Plan is not being proposed by the Board of Directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the renewal of the Rights Plan is intended to address the Board's continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of Shareholders that should be guarded against to the extent practicable.

The Board of Directors is concerned that, under current law, an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the Board of Directors acting on behalf of all Shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate "control premium" to all Shareholders. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the Board of Directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to Shareholders and does not reflect the full or premium control value for all of the Shares. Without any protections in place such as the Rights Plan, public Shareholders might feel compelled to tender to such a bid, even where the bid is considered by the Board of Directors to be inadequate and of less than fair value for an acquisition of control, fearing that, if they do not tender, they will pass up their only opportunity to receive any "take-over premium" for a portion of their Shares. The Board of Directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the Board’s ability to ensure that all other alternatives to maximizes Shareholder value are thoroughly explored in such circumstances.

In response to these concerns, the Board of Directors has considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its Shareholders and, if so, consider what the appropriate terms of such a rights plan. Ultimately it was determined that the Company should maintain the Rights Plan in a form that reflects current industry standards.

Summary of the Rights Plan

The following is a summary of certain of the principal terms of the Rights Plan, as proposed to be renewed, which is qualified in its entirety by reference to the text of the Amended Rights Plan Agreement.

Issue of Rights

As of the Record Time (as defined in the Amended Rights Plan Agreement), one Right is issued and attached to each Share outstanding and attaches to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares or commences a take-over bid to acquire Shares, or announces an intention to do so, other than by way of a Permitted Bid (as defined in the Rights Plan Agreement) (such time referred to as the "Separation Time"), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an "Acquiring Person") of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (that is, such Shares will then be acquired at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Record Time and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)

the take-over bid must be made for all outstanding voting shares and to all Shareholders (and holders of voting shares issued on the exercise of warrants, options and other securities convertible into voting shares);

(c)	the take-over bid must be outstanding for a minimum of 60 days (or such longer period as required by applicable law), during which time tendered Shares may not be taken up;

(d)	Shareholders who tender their Shares to the take-over bid must be permitted to withdraw their Shares prior the Shares being taken up and paid for;

(e)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of a period of not less than 60 days (or such longer period as required by applicable law) and then only if at such time more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn; and

(f)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period (or such longer period as required by applicable law), the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid to be made while a Permitted Bid is pending which must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days (or such other minimum period as required by applicable law).

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all Shareholders, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all Shareholders. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of Shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct typographical errors, or, subject to subsequent confirmation by Shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the Rights Plan as a result of changes in law. The Company will issue a news release relating, to any additional significant amendment made to the Amended Rights Plan Agreement prior to the Meeting, and will advise the Shareholders of any such amendment at the Meeting.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the Rights Plan as "grandfathered persons" and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Recommendation of the Board

The Board of Directors has determined that the renewal of the Rights Plan is in the best interests of the Company and the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the resolution approving the Amended Rights Plan Agreement. Unless specified in a proxy form that Shares represented by the proxy shall be voted against such resolution, it is the intention of the persons designated by management in the enclosed proxy form to vote in favour of the resolution approving the Amended Rights Plan Agreement.

Shareholder Approval

A copy of the Amended Rights Plan Agreement is available for viewing up to the date of the Meeting at the Company’s offices at 33 W. 8th Avenue - Unit 101, Vancouver, British Columbia, and will be tabled for review at the Meeting.

The Amended Rights Plan Agreement must be approved by a resolution passed by a simple majority of votes cast by Shareholders at the Meeting, in person or by proxy. If the resolution to approve the Amended Rights Plan Agreement is not approved by the Shareholders at the Meeting, the Company's existing Rights Plan Agreement will continue in place until the termination of the Meeting (or such earlier termination as provided for therein).At the Meeting, Shareholders will be asked to consider, and if thought fit, approve with or without variation, an ordinary resolution in substantially the following form:

"BE IT RESOLVED THAT:

1.

the Further Amended and Restated Shareholder Rights Plan Agreement dated as of June 16, 2015 between the Company and Computershare Trust Company of Canada, as more particularly described in the Information Circular of the Company dated as of May 11, 2015, and a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.

the actions of the directors and officers of the Company in executing and delivering the Further Amended and Restated Shareholder Rights Plan Agreement are hereby ratified, confirmed, approved and authorized; and

3.

any one director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the said Further Amended and Restated Shareholder Rights Plan Agreement."

Particulars of Other Matters to be Acted Upon

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs of the Company at 33 W. 8th Avenue, Unit 101, Vancouver, British Columbia, Canada V5Y 1M8, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company's audited financial statements and MD&A for its most recently completed fiscal year.

Directors' Approval

This Information Circular contains information as at May 11, 2015, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors.

DATED at Vancouver, British Columbia, this 11th day of May, 2015

ON BEHALF OF THE BOARD OF
DIRECTORS

/s/ Ralph McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer

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